Exhibit 10

Summary Description of Directors Compensation Program

Effective April 30, 2008

Members of the Company’s Board of Directors who are not Company employees receive an annual retainer of $70,000, which is intended to cover all regularly scheduled meetings of the Board and its committees. If additional meetings are held, a per-meeting fee of $1,500 will be paid to each attending director.

The Chairmen of Board committees receive annual retainers in the amount of $10,000 for the Audit Committee Chair and $5,000 for the other committee Chairs. Directors may elect to defer, in a deferred stock unit account, their chair retainers and the retainers and fees described in the preceding paragraph.

In addition, directors receive annual deferred stock unit grants. The number of shares covered by each grant is equal to $100,000 divided by the fair market value of a share of Grainger stock at the time of grant, rounded up to the next ten-share increment. The deferred stock units will be settled on termination of service as a director. In addition, Grainger reimburses travel expenses relating to service as a director, and reimburses directors for attending continuing education programs.

A director who is an employee of Grainger or any Grainger subsidiary does not receive any retainer fees for Board or Board committee service, Board or Board committee meeting attendance fees, or stock options or stock units under the Director Stock Plan.

Stock ownership guidelines applicable to non-employee directors were established in 1998. These guidelines provide that within five years after election, a director must own Grainger common stock and common stock equivalents having a value of at least five times the annual retainer fee for serving on the Board.